Exhibit 99.1

Ardmore Shipping Corporation Announces Four Newbuilding Deliveries

HAMILTON, Bermuda--(BUSINESS WIRE)--April 8, 2015--Ardmore Shipping Corporation (NYSE:ASC) (“Ardmore” or the “Company”) today announced that it has taken delivery of four newbuilding MR product and chemical tankers in the first quarter of 2015.

On January 6, 2015, the Company took delivery of the Ardmore Cherokee, a 25,215 deadweight tonne (“DWT”) Eco-design IMO 2 product and chemical tanker constructed at Fukuoka Dockyard in Japan.

In February, 2015, the Company took delivery of the Ardmore Dauntless and the Ardmore Defender, from the Hyundai Mipo Dockyard in Korea. The Ardmore Dauntless, a 37,764 DWT Eco-design IMO 2 product and chemical tanker, was delivered to Ardmore on February 13, 2015. The Ardmore Defender, her sister ship, is a 37,791 DWT Eco-design IMO 2 product and chemical tanker and was delivered on February 25, 2015.

On March 27, 2015, the Company took delivery of the Ardmore Cheyenne, a 25,215 DWT Eco-design IMO 2 product and chemical tanker constructed at Fukuoka Dockyard in Japan.

Anthony Gurnee, CEO of Ardmore Shipping, commented:

“We are pleased to expand our operating fleet of modern, fuel-efficient MR product and chemical tankers in a robust rate environment. These vessels were all built at high-quality Japanese and Korean shipyards and incorporate the latest vessel designs to optimize performance. All four vessels commenced their initial employments upon delivery and will immediately contribute to growth in earnings and cashflow.

“The fundamentals of the product market remain highly compelling. We look forward to taking delivery of our remaining six newbuild vessels throughout 2015; at that point, we will have completed our current, fully-funded newbuilding program and increased our revenue generating capacity by approximately 70% from 2014. With each additional delivery, we will realize even greater benefit from the strong charter market and thereby continue to build shareholder value.”

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from 17,500 to 50,300 deadweight tonnes. The Company provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT:
Investor Relations Enquiries:
The IGB Group
Mr. Leon Berman, 212-477-8438
Fax: 212-477-8636
lberman@igbir.com